6/23

06009222

AB 6/23 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1285 Avenue of the Americas
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E.L. Alvey **516-745-8858**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of UBS Financial Services Inc. at and for the year ended December 31, 2005, are true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $1,391,131, credits $1,164,722).

(Name) Diane Frimmel
(Title) Executive Vice President and
Director of Operations
UBS Financial Services Inc.

(Name) Robert J. Chersi
(Title) Executive Vice President and
Chief Financial Officer
UBS Financial Services Inc.

STATE OF NEW JERSEY

Sworn to before me this
28th day of February 2006

BERNADETTE C. PEHRSON
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/17/2009

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of UBS Financial Services Inc. at and for the year ended December 31, 2005, are true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $1,391,131, credits $1,164,722).

(Name) Diane Frimmel
(Title) Executive Vice President and
Director of Operations
UBS Financial Services Inc.

(Name) Robert J. Chersi
(Title) Executive Vice President and
Chief Financial Officer
UBS Financial Services Inc.

STATE OF NEW JERSEY

Sworn to before me this
28th day of February 2006

BERNADETTE C. PEHRSON
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/17/2009

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Inc.
(a subsidiary of UBS Americas Inc.)

December 31, 2005
with Report of Independent Registered Public Accounting Firm

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

UBS Financial Services Inc.
Consolidated Statement of Financial Condition
December 31, 2005
(in thousands of dollars)

Assets		
Cash and cash equivalents	$	347,529
Cash and securities segregated and on deposit for federal and other regulations		2,514,763
Trading assets, at fair value		5,327,423
Trading assets, pledged to creditors, at fair value		116,969
Total trading assets		5,444,392
Securities received as collateral		688,483
Securities purchased under agreements to resell		23,207,634
Securities borrowed		6,309,921
Receivables:		
Clients (net of allowance for doubtful accounts of $8,637)		4,539,852
Brokers and dealers		346,053
Dividends and interest		100,433
Fees and other		76,451
Receivable from affiliated companies		115,987
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $628,441)		318,367
Other assets		1,349,952
	$	45,359,817
Liabilities and stockholder's equity		
Trading liabilities, at fair value	$	194,079
Obligation to return securities		688,483
Securities sold under agreements to repurchase		22,919,279
Securities loaned		2,574,321
Payables:		
Clients (including free credit balances of $3,878,209)		8,179,130
Brokers and dealers		164,588
Dividends and interest		102,072
Other liabilities and accrued expenses		1,816,759
Accrued compensation and benefits		814,158
Payable to affiliated companies		4,612,702
		42,065,571
Long-term borrowings		95,000
Commitments and contingencies		
Subordinated liabilities		1,230,000
Stockholder's equity		1,969,246
	$	45,359,817

See Notes to Consolidated Statement of financial condition.

(in thousands of dollars except share data)

Note (1) Summary of Significant Accounting Policies

Organization and Basis of Presentation
The consolidated statement of financial condition includes the accounts of UBS Financial Services Inc. and its wholly owned subsidiaries (collectively, "UBSFSI" or the "Company"). All material intercompany balances and transactions have been eliminated. UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). The Company engages in material transactions with its affiliates.

The Company is engaged in one principal line of business that of serving the investment and capital needs of individual and institutional clients. The Company is a securities firm operating predominantly in the United States and Puerto Rico.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123 (Revised 2004), "Share-Based Payment" ("SFAS 123 (R)"). SFAS 123(R) is a revision of SFAS 123, Accounting for Stock-Based Compensation and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. SFAS 123(R) is effective for interim or annual reporting periods beginning after June 15, 2005 with earlier application permitted. The Company adopted SFAS 123(R) effective January 1, 2005 using the modified prospective method. Further information regarding the adoption of SFAS 123(R) can be found in Note (11).

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which supersedes APB Opinion 20, and SFAS 3, which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle as well as the changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material effect on the Company's consolidated statement of financial condition.

Note (1) Summary of Significant Accounting Policies (continued)

Trading Assets and Liabilities
Trading assets and liabilities, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Derivative Financial Instruments
A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities.

The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's trading activities, the Company may take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market with the resulting unrealized gains and losses recorded on the consolidated statement of financial condition in trading assets or liabilities. The fair value of exchange-traded derivatives, such as futures and certain option contracts, are determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors.

Note (1) Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions
Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements may be netted by counterparty on the consolidated statement of financial condition.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral.

The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2005, the Company obtained and had available securities with a fair value of approximately $38.5 million on such terms, of which approximately $34 million have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Depreciation and Amortization
The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Note (1) Summary of Significant Accounting Policies (continued)

Income Taxes
Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of SFAS 109, Accounting for Income Taxes.

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal, state and local, and foreign taxes are provided for on a separate return basis.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value.

Financial Instruments
Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

(in thousands of dollars except share data)

Note (2) Trading Assets and Liabilities

At December 31, 2005, trading assets (including those pledged to creditors) and liabilities, recorded at fair value, consisted of the following:

Trading assets:		
State and municipals	$	3,842,596
Commercial paper and other short-term debt		714,343
U.S. government and agencies		426,430
Equities		327,011
Mortgage-backed		74,161
Corporate debt		59,851
	$	5,444,392
Trading liabilities:		
U.S. government and agencies	$	156,334
Corporate debt		24,040
Equities		8,764
Mortgage-backed		4,941
	$	194,079

Included in trading assets as of December 31, 2005, are securities pledged for repurchase transactions, which the counterparty does not have the right to sell or repledge to others, with a market value of $99,197. Trading assets pledged to creditors, included in the consolidated statement of financial condition, represent proprietary positions, which have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others.

Trading liabilities represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the trading liabilities may exceed the amount reflected in the consolidated statement of financial condition.

(in thousands of dollars except share data)

Note (3) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2005, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Securities purchased under agreements to resell	$ 13,807,976
Securities borrowed	6,309,505
Cash and securities segregated and on deposit for federal and other regulations	2,449,583
Securities received as collateral	688,483
Receivables from affiliated companies	115,704
Liabilities	
Securities sold under agreements to repurchase	$ 8,980,279
Securities loaned	2,569,651
Payable to affiliated companies	4,635,847
Subordinated liabilities	1,230,000
Obligation to return securities	688,483
Long-term borrowings	95,000

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with affiliated companies in order to facilitate client transactions and to meet its short-term financing needs.

Included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition are securities purchased under agreements to resell with an affiliate, UBS Securities LLC ("UBSS LLC"), of $1,182,500 which are maintained in a special reserve account, at a third party bank, pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3. In addition, cash and securities segregated and on deposit for federal and other regulations includes $1,267,083 of cash and securities sent to UBSS LLC maintained ina special reserve account

A substantial portion of the payable to affiliated companies represents amounts due to UBS Cayman, which facilitates the funding between UBSFSI and affiliates.

(in thousands of dollars except share data)

Note (3) Related Party Transactions (continued)

Pursuant to service level arrangements, the Company receives and provides certain services from and to affiliates. The significant arrangements in which the Company receives services include an agreement with UBS Services USA LLC for administrative and operational support services, and agreements with UBSS LLC and UBS for operational support services and securities research services. The significant arrangements where the Company provides services to affiliates include agreements with UBS Bank USA LLC ("UBS Bank") and UBS International Inc.

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various noncancelable operating lease agreements on the Company's behalf.

The Company clears commodity transactions on an omnibus basis and also clears certain mortgage-backed transactions on a fully disclosed basis through UBSS LLC.

The Company paid $200,000 in cash dividends to UBS Americas during the year ended December 31, 2005.

Note (4) Short-Term Borrowings

The Company meets its short-term financing needs by borrowing from affiliates, obtaining bank loans, on either a secured or unsecured basis, entering into agreements to repurchase, whereby securities are sold with a commitment to repurchase at a future date, and through securities lending activity.

Note (5) Long-Term Borrowings

On November 28, 2005, the Company repaid the outstanding secured promissory note payable to UBS Americas in the amount of $140,000, and entered into a new secured promissory note with UBS Americas for $95,000, due November 28, 2008. At December 31, 2005, this note is classified as a long-term borrowing, which is collateralized by certain assets of the Company, totaling $243,302 (the "Collateral"). UBS Americas' sole recourse is limited to the Collateral and in accordance with net capital rules as discussed in Note (10), $95,000 of such assets are included as allowable assets in the calculation of regulatory capital. Interest rates on long-term borrowings are based upon the federal funds rate or LIBOR.

Note (6) Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSFSI and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSFSI up to a maximum of $2,500,000, from time to time, until March 1, 2009. In addition, each loan shall have a March 1, 2010 maturity date and bear interest at a rate based upon either the federal funds rate or LIBOR. At December 31, 2005, there was $1,230,000 outstanding which is due March 1, 2010.

The loan is subordinated to claims of general creditors, is covered by an agreement approved by the New York Stock Exchange, Inc. ("NYSE") and other regulatory authorities and is included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule and NYSE Rule 326. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note (7) Risk Management

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

Market Risk
Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices and foreign currency exchange rates. The Company has a variety of methods to monitor its market risk profile. The senior management of each business area is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and aids in setting and monitoring risk policies of the Company, including monitoring adherence to the established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Market risk modeling is based on estimating potential loss through models such as Value-at-Risk. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks, and regular meetings between the senior management of the business groups and the risk control group.

Note (7) Risk Management (continued)

Credit Risk in Proprietary Transactions
Counterparties to the Company's financing activities are primarily affiliates and other financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, and U.S. government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. The amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2005, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

Credit Risk in Client Activities
Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, trading liabilities and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. Margin deposit requirements pertaining to commodity futures and options transactions are generally lower than those for exchange-traded securities. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Note (7) Risk Management (continued)

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2005 were settled without material adverse effect on the Company's consolidated statement of financial condition.

Concentrations of Credit Risk
Concentrations of credit risk that arise from financial instruments (whether on- or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. During 2005, the Company engaged in underwriting and other financing activities primarily with municipalities and other financial institutions. These activities could result in concentrations of credit risk with a particular counterparty, or group of counterparties operating in a particular geographic area or engaged in business in a particular industry. Subsequent to December 31, 2005, the municipal securities group was sold to an affiliate. Further information regarding this transaction can be found in Note (14).

The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

The Company's most significant industry concentration, which arises within its normal course of business activities, is with affiliates and other financial institutions including banks, brokers and dealers, investment funds and insurance companies.

Operational Risk
Operational risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an operational risk framework which incorporates various control mechanisms. The framework involves various oversight functions, such as Risk, Audit, Accounting, Controllers, Legal and Compliance. Certain of these functions are performed by affiliates on the Company's behalf.

(in thousands of dollars except share data)

Note (8) Commitments and Contingencies

Leases
The Company leases office space and equipment under noncancelable operating and capital lease agreements which expire at various dates through 2018. At December 31, 2005, the aggregate minimum future payments required by operating and capital leases with initial or remaining lease terms exceeding one year, were as follows:

	Total
2006	$ 144,292
2007	136,822
2008	133,040
2009	124,466
2010	121,627
Thereafter	315,238
	$ 975,485

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

Other Commitments and Contingencies
At December 31, 2005, the Company was contingently liable under unsecured letters of credit totaling $114,995, which approximated fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2005, the Company had outstanding $216,916 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments. Settlement of these transactions at December 31, 2005 would not have had a material impact on the Company's consolidated statement of financial condition.

Various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the Company. While the ultimate liability from these proceedings is presently indeterminable, in the opinion of management of the Company, after consultation with various counsel handling the matters, any additional liability is not expected to have a material adverse effect on the Company's consolidated statement of financial condition after giving effect to provisions already recorded.

(in thousands of dollars except share data)

Note (9) Stockholder's Equity

There are 100 shares authorized, issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise of employees' UBS stock options and change in market price between grant date and vesting date of UBS restricted stock.

The Company has restated the beginning balance of stockholder's equity at January 1, 2005, in the amount of $18,631, net of taxes, for prior period adjustments primarily related to the treatment of certain long-term benefits to employees and corporate income taxes.

Note (10) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule and the NYSE Growth and Business Reduction capital requirements. Under the method of computing capital requirements adopted by the Company, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. At December 31, 2005, the Company's net capital of $1,135,760 was 13.08% of its December 31, 2005 aggregate debit items and its net capital in excess of the minimum required was $960,362. Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NYSE.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2005, the Company had a $958 reserve deposit requirement for PAIB. The Company had $5,500 of qualified securities on deposit in the PAIB Special Reserve Bank Account.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

Note (11) Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, cash and restricted stock awards, and other stock based awards.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor.

Effective January 1, 2005, the Company adopted the provisions of SFAS 123(R) using the modified prospective method. Under this method, compensation costs for the portion of awards for which the service period has not been rendered that are outstanding (unvested) as of the effective date shall be recognized as the service is rendered on or after the effective date. However, as a number of UBS share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a competitor, the Company recognizes these costs in the year of performance. For all other plans where the aforementioned clause does not exist, the Company determines the fair value of share and option awards on the date of grant, and will be expensed over the vesting period. Prior periods were not restated, in accordance with the provisions of SFAS 123(R).

Awards are granted to employees by UBS and are settled by UBS. Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

(in thousands of dollars except share data)

Note (11) Employee Incentive Awards (continued)

The fair value of options granted during 2005 was determined using the following assumptions:

Awards	Weighted Average	Range Low	Range High
Expected volatility (%)	23.36	15.21	27.21
Risk free interest rate (%)	4.11	1.91	4.63
Expected dividend	3.77	2.43	8.24
Strike price	88.21	78.49	96.52
Share price	86.79	78.49	96.52

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

Certain eligible employees of the Company participate in the UBSFSI PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percent of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions, generally over a six to ten year period. The awards are expensed on a straight line basis over the vesting period.

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan. These employee forgivable loans ("EFLs") have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement.

Note (12) Employee Benefit Plans

Defined Benefit Pension Plan
Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the "Plan") of UBSFSI, which was frozen in 1998.

(in thousands of dollars except share data)

Note (12) Employee Benefit Plans (continued)

The following table provides a reconciliation of the Plan's benefit obligation and fair value of Plan assets, as well as a summarization of the Plan's funded status and accrued pension liability which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2005:

Change in Benefit Obligation:		
Benefit obligation at beginning of year	$	678,154
Service cost		10,827
Interest cost		39,729
Actuarial loss		17,369
Benefits paid		(33,931)
Benefit obligation at end of year	$	712,148
Change in Plan Assets:		
Fair value of Plan assets at beginning of year	$	580,163
Actual return on assets		54,088
Employer contribution		10,000
Benefits paid		(33,931)
Fair value of Plan assets at end of year	$	610,320
Funded status	$	(101,828)
Unrecognized net loss		248,054
Net amount recognized	$	146,226

Amounts recognized in the consolidated statement of financial condition for the year ended December 31, 2005 consisted of:

Accrued benefit liability	$	(96,900)
Accumulated other comprehensive income/(loss)		243,126
Net amount recognized	$	146,226

The measurement date was December 31, 2005. The accumulated benefit obligation was $707,220 for the year ended December 31, 2005.

(in thousands of dollars except share data)

Note (12) Employee Benefit Plans (continued)

The benefit obligation for the Plan was determined using an assumed discount rate of 5.75% and an assumed rate of compensation increase of 4%. The weighted-average assumed rate of return on Plan assets was 8.5%. Plan assets consist primarily of equity securities and U.S. government and agency obligations.

UBSFSI Pension Plan's weighted average asset allocations at December 31, 2005 by asset category are as follows:

Asset Category	
Equity securities*	64%
Debt securities*	32%
Other	4%
Total	100%

*In 2005, no UBS stock or debt was included in the equity or debt securities components.

Investment Policies and Strategies
The Plan's long-term asset allocation target is 65% equity securities and 35% fixed income securities with a range of plus or minus 5%. The equity allocation includes U.S. equity of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income.

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption
A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Expected Contributions
Based on the funded status of the Plan at the end of the fiscal year, UBSFSI does not expect to contribute to its Pension Plan in 2006. This will be evaluated on a quarterly basis, and is subject to change.

(in thousands of dollars except share data)

Note (12) Employee Benefit Plans (continued)

Estimated Future Benefit Payments:
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	*Payments*
2006	$ 33,931
2007	26,645
2008	29,318
2009	32,203
2010	35,138
Years 2011 – 2015	230,828

Other Benefit Plans
Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

Note (13) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the consolidated statement of financial condition. Deferred tax assets are reflected without reduction for a valuation allowance.

(in thousands of dollars except share data)

Note (13) Income Taxes (continued)

The components of the Company's deferred tax assets and liabilities as of December 31, 2005 were as follows:

Deferred tax assets:		
Employee benefits	$	579,208
Accelerated income and deferred deductions		73,835
Valuation of trading assets and investments		56,400
Book over tax depreciation		29,919
Net operating loss carryforward-state and local and foreign		1,130
Total deferred tax assets		740,492
Deferred tax liabilities:		
Accelerated deductions and deferred income		8,405
Total deferred tax liabilities		8,405
Net deferred tax asset	$	732,087

At December 31, 2005, the Company had net operating loss carryforwards for foreign income tax purposes that expire in 2012.

Note (14) Subsequent Event

In January, 2006, goodwill and intangible assets related to the municipal securities group were contributed to the Company by its parent, UBS Americas. This contribution was reflected as in increase in shareholder equity. The Company sold trading assets related to the municipal securities group of approximately $1,700,000 to its affiliate UBSS LLC, at fair value. In addition, the Company transferred certain other related net assets, goodwill and intangibles related to the municipal securities group to UBSS LLC in exchange for preferred stock of UBSS LLC in the amount of $335,000.